                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1

                                   LANCE, INC.
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                                (NAME OF ISSUER)



                         $.83-1/3 PAR VALUE COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)



                                   514606 10 2
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                                 (CUSIP NUMBER)




                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 9, 1998
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                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.


                                  (Page 1 of 7)


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------------------------                               ------------------------
 CUSIP No. 514606 10 2               13D                  Page 2 of 7 Pages
------------------------                               ------------------------

=====================================================================================================
         1            NAME OF REPORTING PERSON                             Salem Lance Van Every
                      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
-----------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                            (a) [ ]
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------
         3            SEC USE ONLY


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         4            SOURCE OF FUNDS*


-----------------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                            [ ]
-----------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                           UNITED STATES OF AMERICA

-----------------------------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER                               797,988
          SHARES                  -------------------------------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER                              55,167
         OWNED BY                 -------------------------------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER                          797,988
         REPORTING                -------------------------------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER                         55,167
           WITH
-----------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                           853,155
-----------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                              [ ]
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         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                             2.9%
-----------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON*

                                                                                              IN
=====================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  (Page 2 of 7)

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) The name of the reporting person is Salem Lance Van Every. The residence address of Mr. Van Every is 4010 Seminole Court, Charlotte, North Carolina 28210. Mr. Van Every's principal occupation is that of a private investor.

         (d) During the past five years, Mr. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Van Every is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Van Every acquired the sole voting power over 1,294,295 shares of the Common Stock previously reported herein (the "Trust Shares") upon transfer of the Trust Shares by Nan Davis Van Every, Mr. Van Every's stepmother, on December 9, 1997 to the Nan Davis Van Every Florida Intangible Tax Trust, dated December 9, 1997 (the "Irrevocable Trust") for which Mr. Van Every serves as trustee. On April 9, 1998, the Trust Shares were transferred pursuant to the terms of the Irrevocable Trust to the 1992 Nan Davis Van Every Revocable Trust (the "Revocable Trust"). Mr. Van Every no longer has any dispositive power or voting power over the Trust Shares following their transfer to the Revocable Trust.

         Mr. Van Every, in his capacity as co-trustee with NationsBank, N.A. of a second trust (the "Second Trust"), beneficially owns 52,044 shares of the Common Stock (the "Co-Trustee Shares") over which he has shared voting power and shared dispositive power. No funds or other consideration were used in the acquisition of the Co-Trustee Shares. Mr. Van Every became the beneficial owner of the Co-Trustee Shares not by purchase but by operation of law in his capacity as trustee of the Second Trust.

         Mr. Van Every owns 797,988 shares of Common Stock (the "Initial Shares;" together with the Co-Trustee Shares, the "Shares"), of which 767,671 shares are held directly (including 38,500 shares subject to options currently exercisable or exercisable within 60 days), 30,317 shares are held in custodian or trust accounts for his daughters and grandchildren of which he serves as custodian or trustee and 3,123 shares are held by his daughters. The Initial

                                  (Page 3 of 7)

Shares were primarily acquired by Mr. Van Every by inheritance and by gift in the years prior to this Schedule 13D.

         At this time, the source and amount of funds that Mr. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mr. Van Every. Future purchases, if any, Mr. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends.

ITEM 4. PURPOSE OF TRANSACTION.

         Since Mr. Van Every is the beneficial owner of the Shares not by purchase but by operation of law, inheritance and gift, he became such a beneficial owner without motive or purpose. The Co-Trustee Shares are held by the Second Trust. Mr. Van Every has shared investment and dispositive power over the Common Stock held in the Second Trust and Mr. Van Every intends to hold the Co-Trustee Shares in his capacity as trustee for investment.

         Mr. Van Every has sole investment and dispositive power over the Initial Shares, except for the 3,123 shares of the Common Stock owned by his daughters over which he has shared dispositive power and shared voting power. Mr. Van Every intends to hold the Initial Shares for investment.

         Mr. Van Every intends to evaluate the business and prospects of the Issuer and depending on his evaluation, other investment opportunities, market conditions and other factors as he may deem material, Mr. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan. Alternatively, he may, upon consultation with other persons with whom he shares dispositive power, as applicable, dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

         Mr. Van Every has served as a director of the Issuer since 1990. As a nonemployee director of the Issuer, Mr. Van Every is eligible to receive grants of options to acquire shares of the Common Stock pursuant to the Issuer's 1995 Nonqualified Stock Option Plan for Non-Employee Directors (the "Plan"). Currently, Mr. Van Every has options issued under the Plan to acquire 7,500 shares of the Common Stock of which options for 3,500 shares are currently exercisable and options for 4,000 shares will become exercisable on May 1, 1998. Under the Plan, Mr. Van Every will be granted an additional option to purchase 4,000 shares of Common Stock on May 1, 1998 which will become exercisable on May 1, 1999.

         Mr. Van Every also has an option to purchase 31,000 shares of the Common Stock from Nan Davis Van Every, which became exercisable on January 31, 1997.

         Except as set forth in this Item 4, Mr. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

                                  (Page 4 of 7)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of the Common Stock that Mr. Van Every beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 853,155 (including 38,500 shares subject to options currently exercisable or exercisable within 60 days) which constitutes approximately 2.9% of the outstanding shares of the Common Stock. Mr. Van Every disclaims beneficial ownership with respect to all such shares described in Item 5(b)(ii) and (iii).

         (b) The 853,155 aggregate amount of shares of Common Stock reported herein are beneficially owned as follows:

                  (i) 797,988 shares of Common Stock (the Initial Shares, except for 3,123 shares owned by Mr. Van Every's daughters) are beneficially owned by Mr. Van Every, either directly or as trustee or custodian for his children and grandchild. Mr. Van Every has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                  (ii) 52,044 shares of the Common Stock (the Co-Trustee Shares) are beneficially owned by Mr. Van Every as co-trustee with NationsBank, N.A. under the Second Trust. In such capacity, Mr. Van Every has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares.

                  (iii) 3,123 shares of the Common Stock are owned by Mr. Van Every's daughters with whom he shares the investment power to dispose or direct the disposition of these shares and with whom he shares the voting power to vote or direct the voting of these shares.

         (c) During the past 60 days, Mr. Van Every has not purchased or sold any shares of Common Stock except on April 9, 1998, pursuant to the terms of the Irrevocable Trust, 1,294,295 shares of Common Stock were transferred to the Revocable Trust.

         (d) No person other than Mr. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein except as follows:

                  (i) NationsBank, N.A. has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 52,044 shares of the Common Stock described in Section 5(b)(iii) as co-trustee of the Second Trust.

                  (ii) Mr. Van Every's daughters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,123 shares of the Common Stock described in Section 5(b)(iii).

         (e) Mr. Van Every ceased to be the beneficial owner of more than 5% of Common Stock on April 9, 1998.


                                  (Page 5 of 7)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 4 regarding the shares of the Common Stock subject to options currently exercisable or exercisable within 60 days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A.        Lance, Inc. 1995 Nonqualified Stock Option
                                    Plan for Non-Employee Directors
                                    (incorporated herein by reference to Exhibit
                                    10 to the Issuer's Registration Statement on
                                    Form S-8, Registration No. 33-58839).

                  Exhibit B. Letter Agreement dated July 22, 1996 between S. Lance Van Every and Nan D. Van Every (previously filed as Exhibit C to this Schedule 13D and is incorporated herein by reference thereto).


                                  (Page 6 of 7)

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                                  April 28, 1998
/s/ Salem Lance Van Every
----------------------------
Salem Lance Van Every


                                  (Page 7 of 7)